UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

        (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission File No. 1-13455

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

TETRA Technologies, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 2
Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	Page 3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	Page 4
Notes to Financial Statements	Page 5

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	Page 12

Report of Independent Registered Public Accounting Firm

Administrator of TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TETRA Technologies, Inc. 401(k) Retirement Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 27, 2014

TETRA Technologies, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
ASSETS
Receivables:
Notes receivable from participants	$4,032,394	$3,955,504
Investments, at fair value	100,396,860	84,578,821
Net assets reflecting investments at fair value	104,429,254	88,534,325
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(208,849)	(559,892)
Net assets available for benefits	$104,220,405	$87,974,433

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions:
Employer contributions	$3,545,581
Participant contributions	10,076,528
Rollover contributions	562,202
Interest and dividends	2,988,013
Interest income on notes receivable from participants	149,017
Net appreciation in fair value of investments	15,561,096
Total additions	32,882,437

Deductions:
Benefits paid to participants	16,616,435
Administrative expenses	20,030
Total deductions	16,636,465

Net increase	16,245,972

Net assets available for benefits:
Beginning of year	87,974,433
End of year	$104,220,405

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the Company or Plan Administrator).

General

The Plan, which initially became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the designated administrator of the Plan and the Plan is advised by the 401(k) Committee, which currently consists of certain officers of the Company. T. Rowe Price Trust Company (TRP or Trustee) is the trustee of the Plan.

Eligibility

Employees who have attained age 18 are eligible to participate in the Plan beginning on the first day of any calendar month coincident with or following completion of six months of service. However, the following employees or classes of employees are not eligible to participate: (i) employees who are non-resident aliens and who receive no earned income from the Company which constitutes income from sources within the United States; (ii) leased employees; and (iii) reclassified employees and independent contractors.

Contributions

The maximum elective contribution limit is 70% of eligible Plan compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined pursuant to the IRC. Unless the employee elects otherwise, 3% of each eligible employee’s eligible Plan compensation is automatically contributed to the Plan on a pre-tax basis. The Plan provides an automated service which increases the employee’s elective contribution rate by 1% at the same time each year until a 6% elective contribution rate has been reached. The 6% elective contribution is the amount needed to take advantage of the full Company match, if any. The employee is reminded annually before the change takes place and can elect to change the amount at any time by contacting TRP. Employees have the option to elect a 0% elective contribution rate or to change their elective contribution rate in accordance with the Plan.

The Company may contribute an amount equal to a specified matching percentage of the participant’s elective contribution. During 2013, the Company made matching contributions of 50% of the first 6% of the participant’s elective contributions per pay period.

The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants, who are employed on December 31st, in the same ratio that each participant’s eligible Plan compensation bears to the total eligible Plan compensation of all participants. No profit sharing contribution was made for the 2013 Plan year.

Participants have the right to direct the investment of their contributions, including the Company’s matching contributions and profit sharing, into any of the investment funds offered by the Plan. In the event no participant election is made, participant contributions, the related Company match, and any profit sharing contributions are automatically allocated to a diversified portfolio. This portfolio invests 60% in stock funds and 40% in fixed income funds using a wide variety of funds in the Plan. If contributions for a participant are automatically allocated to this diversified portfolio, the participant may elect to change such investments in accordance with the Plan.

Company Stock Fund
The Plan permits participants to invest in common stock of the Company through the Plan’s Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 50% of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 50% of the participant’s total account balance being invested in the Company Stock Fund.
Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the matching contribution and profit sharing contribution portions of their accounts plus actual earnings thereon is based on years of service. Participants are 25% vested after two years of service and vest an additional 25% each year, becoming 100% vested after five years of service. Upon a participant’s death, disability or normal retirement, the participant becomes 100% vested in his or her entire account. Except as otherwise described herein, participants forfeit the non-vested matching contribution and profit sharing contribution portions of their accounts in the Plan upon termination of employment with the Company.

Benefit Payments and Forfeitures

Upon separation from service for any reason, a participant’s vested balance is payable in a lump sum or installments. Amounts which are forfeited due to termination of employment are used to reduce the Company’s contributions, if any. Cumulative forfeitures relating to prior period activity and available to be applied against any future employer contributions were approximately $93,618 and $92,626 as of December 31, 2013 and 2012 respectively. During 2013, $379,946 in forfeitures was applied against employer contributions.

Plan Amendment and Termination

The Company has the right under the Plan to amend the Plan, subject to applicable law. In addition, the Company has the right under the Plan to terminate the Plan subject to applicable law. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants, during their time of employment, may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of the participant’s primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates established at the inception of the loan, set at one percentage point higher than the prime lending rate as posted in the Wall Street Journal (or similar financial publication). Principal and interest are paid ratably generally through payroll deductions.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Benefit payments to participants are recorded upon distribution.

As required by subsections 9-19 of Accounting Standards Codification (ASC) Subtopic 946.210.45, Financial Services – Investment Companies, Balance Sheet, Other Presentation Matters, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts and are recognized at fair value.  ASC Topic 962, Plan Accounting – Defined Contribution Pension Plans, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements. Investments in common collective trust funds include the Stable Value Fund. The Stable Value Fund invests in fully benefit-responsive investment contracts (as defined by Subtopic 946 previously discussed) including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies and other issuers. The Stable Value Fund is recorded at fair value (see Note 4). However, since these contracts are fully benefit-responsive, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.

Short term investments are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2013 or 2012 are as follows:

	December 31,
	2013	2012
TETRA Technologies, Inc. common stock	$10,241,178	$7,589,924
TRP Stable Value Fund, at contract value*	14,735,710	13,023,659
TRP Equity Income	14,985,098	12,390,801
TRP Growth Stock Fund	11,905,032	9,425,487
PIMCO Total Return Fund	10,958,142	11,755,399
American EuroPacific Growth Fund	5,497,845	4,684,042
Artisan Mid Cap	5,713,598	4,556,373
Ridgeworth Total Return Bond I	5,975,248	4,946,983

* The fair value of this fully benefit-responsive investment totaled $14,944,559 and $13,583,551at December 31, 2013 and 2012, respectively.

During 2013, the Plan’s investments (including gains and losses of investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$11,254,883
Common stock	$4,306,213
$15,561,096

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g.,interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following tables set forth by level within the fair value hierarchy, the Plan’s assets carried at fair value for the years ended December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Company stock	$10,241,178	$—	$—	$10,241,178
Stable Value Fund (a)	—	14,944,559	—	14,944,559
Mutual funds:
Large cap stock	26,890,130	—	—	26,890,130
Mid cap stock	14,071,073	—	—	14,071,073
Small cap stock	5,698,200	—	—	5,698,200
Intermediate term bond	16,933,389	—	—	16,933,389
Foreign large blend	11,618,331	—	—	11,618,331
Total assets at fair value	$85,452,301	$14,944,559	$—	$100,396,860

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Company stock	$7,589,924	$—	$—	$7,589,924
Stable Value Fund (a)	—	13,583,551	—	13,583,551
Mutual funds:
Large cap stock	21,816,287	—	—	21,816,287
Mid cap stock	10,740,572	—	—	10,740,572
Small cap stock	4,259,689	—	—	4,259,689
Intermediate term bond	16,702,383	—	—	16,702,383
Foreign large blend	9,538,850	—	—	9,538,850
Other	347,565	—	—	347,565
Total assets at fair value	$70,995,270	$13,583,551	$—	$84,578,821

(a)    This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund is based on the net asset value as reported by the issuer of the fund, which is determined based on the fair value of the underlying investment contracts in the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan’s valuation methodology used to measure the fair values of Company stock and mutual funds were derived from quoted market prices, as these instruments have active markets. The valuation technique used to measure fair value of common/collective trust funds is included in Note 2.
5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits and the changes in net assets available for benefits per the financial statements to the Form 5500.

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial
statements	$104,220,405	$87,974,433
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	208,849	559,892
Net assets available for benefits per the
Form 5500	$104,429,254	$88,534,325

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net gain per the Form 5500.

Year Ended
December 31, 2013
Net increase in net assets available for benefits per
the financial statements	16,245,972
Change in adjustment from contract value to fair
value for fully benefit-responsive investment contracts	(351,043)
Net gain per Form 5500	$15,894,929

Fully benefit-responsive investment contracts are valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

7. Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

8. Related Party Transactions

Certain investments of the Plan are managed by T. Rowe Price Trust Company, the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company's common stock and these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

TETRA Technologies, Inc. 401(k) Retirement Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 74-2148293      PN: 001
December 31, 2013

	Identity of Issue, Borrower,		Current
	Lessor, or Similar Party	Description of Investment	Value

*	T. Rowe Price	Equity Income Fund	$14,985,098
*	T. Rowe Price	TRP Growth Stock Fund	11,905,032
	PIMCO	Total Return Fund	10,958,142
*	T. Rowe Price	TRP Stable Value Fund	14,944,559
	American Funds	EuroPacific Growth Fund	5,497,845
	Walthausen	Balanced Fund	2,707,423
	Dreyfus	Small Cap Value Fund	4,165,015
	Artisan Funds	Mid Cap Growth Fund	5,713,598
	Columbia	Small Cap Fund	2,990,777
*	TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	10,060,719
		Prime Reserves Fund	180,459
	Ridgeworth	Total Return Bond I	5,975,247
	Matthews	Asia Dividend Fund	3,156,830
	Thornburg	International Value Fund	2,963,656
	Vanguard	Selected Value Fund	4,192,460
*	Participant loans	Loans with various maturities and interest rates ranging from 4.25% to 10.50% per annum	4,032,394
			$104,429,254

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc. 401(k)
Retirement Plan

By:	/s/Stuart M. Brightman
Stuart M. Brightman
President & Chief Executive Officer
TETRA Technologies, Inc.

Date: June 27, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm